Exhibit 1

PERION FIRST QUARTER 2012 REVENUES UP 30%
Smilebox Achieves Strong Top Line Growth and Double Digit EBITDA Margin

TEL AVIV, ISRAEL – May 15, 2012 – Perion Network Ltd. (NASDAQ: PERI), a digital media company that helps make the everyday life of second wave adopters easier and more enjoyable, today announced results for the first quarter ended March 31, 2012.

Q1 2012 non-GAAP Financial Highlights Include:

•	Revenues increased 30% year-over-year to $11.3 million;

•	Product and other advertising revenues together tripled year-over-year reaching $5.7 million and accounted for over half of the revenues in the first quarter of 2012;

•	Net income totaled $2.2 million or 19% of revenues, up 36% from Q4 of 2011;

•	EBITDA was $2.6 million or 23% of revenues, up 117% from Q4 of 2011;

•	GAAP Cash flow from operations totaled $2.5 million

“The first quarter was a solid start to the year for us with top line growth of 30%, great profit margins and strong cash flow," said Chief Executive Officer Josef Mandelbaum. “The substantial growth in premium product and advertising revenue underpins the strength of our model and strategy. Given the positive momentum of the beginning of the year we are confident that we will achieve and perhaps exceed our initial guidance for 2012.”

Q1 2012 Operating Metrics:

•	Total downloads in the first quarter of 2012 were 9.0 million, compared to 6.4 million in the fourth quarter of 2011;

•	Installed base was 13.3 million at the end of the first quarter of 2012, compared to 12.3 million at the end of 2011;

•	Premium subscribers increased slightly, despite seasonality, to 403,000 in the first quarter of 2012, from 402,000 at the end of 2011.

“Smilebox continues to grow at an accelerated pace with revenues growing 28% year over year and Q1 EBITDA margin reaching 14%,” Mr. Mandelbaum concluded. ”Furthermore, our applications in the mobile phone and tablet space are set to experience significant growth in Q3 with the launch of our revolutionary iPad email app and enhancements to our existing Smilebox iPhone photo app.”

Non-GAAP Financial Comparison for the First Quarter of 2012:

Revenue: Q1’12 revenues were $11.3 million, similar to the prior quarter and increasing 30% compared to the first quarter of 2011. This was primarily as a result of the consolidation of Smilebox revenues and growth in product and other advertising revenues derived from Perion’s IncrediMail product. The increase in IncrediMail premium product revenue was primarily due to shifting from a service offering to a product offering and we expect this to continue in the coming quarters. Search revenue declined largely due to a significant increase in media buying from competition which impacted the monetization of our installed base. As a result of steps taken since then, management is confident search revenue will increase in the coming quarters.

Gross Profits: Gross profit in the first quarter of 2012 was $10.5 million, up 3% sequentially and up 26% from $8.3 million in the first quarter of 2011. The gross profit margin remained healthy at 93% this last quarter, compared to 96% in the first quarter of 2011 and up from 91% in the fourth quarter of 2011.

Customer Acquisition Costs (“CAC”): In the first quarter of 2012, Perion invested $2.6 million in CAC, compared to $3.1 million last quarter and only $0.7 million in the first quarter of 2011. Management believes that this higher investment in customer acquisition is already bearing fruit and will significantly contribute to revenues this year.

EBITDA: In the first quarter of 2012, EBITDA was $2.6 million, compared to $1.4 million in the previous quarter and $3.7 million in the first quarter of 2011. The fluctuations in EBITDA were largely due to the changes in the level of investment in customer acquisition, as the Company over the last few quarters has ramped up its marketing efforts taking advantage of current market conditions to accelerate growth.

Net Income: In the first quarter 2012, net income was $2.2 million or $0.22 per share, as compared to $1.6 million, or $0.16 per share in the previous quarter, and $2.9 million, or $0.29 per share in the first quarter of 2011.

Cash Flow from Operations: Based on reports in U.S. GAAP, in the first quarter of 2012, cash flow from operations was $2.5 million compared to $2.1 million in the first quarter of 2011.

Conference Call

Perion will host a conference call to discuss the results today, May 15th at 9:30 AM EDT (16:30 PM Israel Time). To listen to the call please visit the Investor Relations section of Perion’s website at www.perion.com/events-presentations. Click on the link provided for the webcast, or dial 1-866-744-5399. Callers from Israel may access the call by dialing (03) 918-0685.  The webcast will be archived on the company’s website for seven days.

About Perion Network Ltd.,

Perion Network Ltd. (NASDAQ: PERI), a digital media company, helps improve the everyday digital lives of ‘second-wave adopters’ by delivering a growing portfolio of easy-to-use applications for accomplishing popular activities. Perion focuses upon the almost 300 million consumers and under-served ‘second-wave adopters’, those who wait to adopt technology and want products that connect them with friends and family, enhance their online experiences, and offer safe and easy to use solutions. The Company targets three billion dollar market verticals: 1) communications, 2) photos and 3) online security. With 120M+ downloads and 13.3M installed base, products include: IncrediMail, an award-winning email application, Smilebox, a photo sharing and social expression product, PhotoJoy, a photo discovery and sharing screensaver and wallpaper product and Fixie, a PC optimization product. Perion offers and develops a range of iPhone and iPad products to answer the increasing mobile demands of ‘second-wave adopters’. These include a photo email application, Smilebox application with over 500,000 downloads and Photojoy application, all available for download in the Apple App Store. For more information on Perion, visit www.perion.com.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred product revenues, amortization of acquired intangible assets, share-based compensation expenses, acquisition related expenses, non-recurring tax benefits. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, potential litigation associated with the transaction, risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction and in integrating the acquired business, the distraction of management and the Company resulting from the proposed transaction, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2011. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC

Brett Maas/  Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.

PERION NETWORK LTD.

NON-GAAP SUMMARY FINANCIAL METRICS

U.S. dollars (except per share data) in thousands, unaudited

	Quarter ended March 31,
	2012	2011
Revenues:
Search	$5,552	$6,803
Product	4,971	1,321
Other	733	563
Total revenues	$11,256	$8,687
Gross Profit	$10,492	$8,303
Operating Income	$2,396	$3,559
Net Income	$2,174	$2,929
Diluted EPS	$0.22	$0.29

PERION NETWORK LTD.

GAAP FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

 U.S. dollars and number of shares in thousands (except per share data), (unaudited)

	Quarter ended March 31,
	2012	2011

Revenues:
Search	$5,552	$6,803
Product	4,374	1,321
Other	733	563
Total revenues	10,659	8,687
Cost of revenues	1,023	384
Gross profit	9,636	8,303
Operating expenses:
Research and development	2,683	1,876
Selling and marketing	1,681	862
Customer acquisition costs	2,613	652
General and administrative	1,991	1,635
Total operating expenses	8,968	5,025
Operating income	668	3,278
Financial income, net	52	77
Income before taxes on income	720	3,355
Taxes on income	350	113
Net income	$370	$3,242

Basic earnings per share	$0.04	$0.33
Diluted earnings per share	$0.04	$0.32

Basic weighted number of shares	9,917	9,712
Diluted weighted number of shares	10,007	10,014

PERION NETWORK LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars and number of shares in thousands (except per share data), unaudited

	Quarter ended March 31,
	2012	2011
GAAP revenues	$10,659	$8,687
Valuation adjustment on acquired deferred product revenues	597	-
Non-GAAP revenues	$11,256	$8,687

GAAP gross profit	$9,636	$8,303
Valuation adjustment on acquired deferred product revenues	597	-
Amortization of acquired intangible assets	250	-
Share based compensation	9	-
Non-GAAP gross profit	$10,492	$8,303

GAAP operating expenses	$8,968	$5,025
Acquisition related expenses	313	-
Share based compensation	351	281
Amortization of acquired intangible assets	208	-
Non-GAAP operating expenses	$8,096	$4,744

GAAP operating income	$668	$3,278
Valuation adjustment on acquired deferred product revenues	597	-
Acquisition related expenses	313	-
Share based compensation	360	281
Amortization of acquired intangible assets	458	-
Operating income adjustments	1,728	281
Non-GAAP operating income	$2,396	$3,559

GAAP Net income	$370	$3,242
Operating income adjustments	1,728	281
Deferred Finance expenses	76	-
Non-recurring tax benefits	-	(594)
Non-GAAP net income	$2,174	$2,929

GAAP diluted earnings per share	$0.04	$0.32
Non-GAAP diluted earnings per share	$0.22	$0.29
Shares used in computing US GAAP diluted earnings per share	10,007	10,014
Shares used in computing Non-GAAP diluted earnings per share	10,007	10,014

Non-GAAP net income	$2,174	$2,929
Income tax expense	350	113
Non-recurring tax benefits	-	594
Interest income, net	(128)	(77)
Depreciation and amortization	223	180
Non-GAAP EBITDA	$2,619	$3,739

PERION NETWORK LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	March 31,	December 31,
	2012	2011
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,522	$11,260
Trade receivables	2,551	3,265
Other receivables and prepaid expenses	6,132	6,447
Total current assets	22,205	20,972
LONG-TERM ASSETS:
Severance pay fund	491	484
Property and equipment, net	1,249	1,300
Other intangible assets, net	6,196	6,606
Goodwill	24,753	24,753
Other assets	1,042	777
Total long-term assets	33,731	33,920
Total assets	$55,936	$54,892

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$3,059	$3,207
Deferred revenues	5,540	4,280
Payment obligation related to acquisition	6,963	6,574
Accrued expenses and other liabilities	6,836	6,950
Total current liabilities	22,398	21,011
LONG-TERM LIABILITIES:
Deferred revenues	-	1,120
Accrued severance pay	989	946
Total long-term liabilities	989	2,066

SHAREHOLDERS' EQUITY Shares authorized: 40,000,000 Shares issued and outstanding: 9,916,999 and 9,916,194 as of March 31, 2012 and December 31, 2011, respectively;	32,549	31,815
Total liabilities and shareholders' equity	$55,936	$54,892

PERION NETWORK LTD
.
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, (unaudited)

	Quarter ended March 31,
	2012	2011
Cash flows from operating activities:
Net income	$370	$3,242
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	681	180
Stock based compensation expense	360	281
Amortization of premium and accrued interest on marketable securities	-	47
Loss from marketable securities, net	-	57
Deferred taxes, net	(30)	(1,340)
Accrued severance pay, net	36	74
Net changes in operating assets and liabilities:
Trade receivables	714	(322)
Other receivables and prepaid expenses	345	(1,096)
Other long-term assets	(265)	(7)
Trade payables	(148)	(518)
Deferred revenues	140	30
Accrued expenses and other liabilities	275	1,508
Net cash provided by operating activities	2,478	2,136
Cash flows from investing activities:
Purchase of property and equipment	(110)	(60)
Capitalization of software development and content costs	(106)	(13)
Proceeds from sales of marketable securities	-	3,885
Investment in marketable securities	-	(9,757)
Net cash used in investing activities	(216)	(5,945)
Cash flows from financing activities:	-	-
Increase (Decrease) in cash and cash equivalents	2,262	(3,809)
Cash and cash equivalents at beginning of year	11,260	16,055
Cash and cash equivalents at end of year	$13,522	$12,246